Filed Pursuant to Rule 424(b)(3)

Registration No. 333-207914

GREAT AMERICAN LIFE INSURANCE COMPANY

Mailing Address: P.O. Box 5423, Cincinnati OH 45201-5423

Administrative Office: 301 East Fourth Street, Cincinnati OH 45202

Annuity Services: 1-800-789-6771

INDEX FRONTIERSM 7 ANNUITY

SUPPLEMENT Dated May 2, 2017 to PROSPECTUS Dated May 1, 2017

This Supplement updates information located on page 62 of the Prospectus. It should be retained for future reference.

The following text replaces the third paragraph under the heading “GALIC is subject to comprehensive regulations, and its ability to earn profits may be restricted by these regulations.”

On April 6, 2016, the U.S. Department of Labor released a final regulation that substantially expands the range of activities that will be considered fiduciary advice under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986. Implementation was scheduled to phase in beginning April 10, 2017. The new regulation deems advisers, including insurance agents, who sell annuities to IRAs, IRA rollovers or 401(k) plans to be fiduciaries and prohibits them from receiving compensation unless they comply with a prohibited transaction exemption requiring advisers to comply with impartial conduct standards. On February 3, 2017, President Trump issued a presidential memorandum directing the Department of Labor to examine the regulation and on April 4, 2017, the Department of Labor announced the delay rule that defers until June 9, 2017 the effective date of the regulation as it continues its examination as mandated by the President’s executive order. The delay rule further delayed until January 1, 2018 some changes and requirements associated with prohibited transaction exemptions under the final regulation. Between June 9th and year end, the prohibited transaction exemptions relative to product offerings of Great American Life Insurance Company (GALIC) have broadened. Regardless, during this interim period, compliance with the prohibited transaction exemptions will likely result in increased regulatory burdens and changes to compensation to agents, which could negatively impact GALIC’s business, results of operations or financial condition. If the final rule is fully implemented on January 1, 2018, compliance with the prohibited transaction exemptions will likely result in additional regulatory burdens, changes to GALIC’s product offerings and increased litigation risk, which could negatively impact GALIC’s business, results of operations or financial condition. Management cannot currently predict the effect on GALIC’s business if the Department of Labor’s examination mandated by the President results in the proposal of significant changes to, or a further delay of the January 1, 2018 implementation date of, the final regulation.